UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd, Suite 3, 7th Floor

50, Broadway, London, England, SW1H 0DB, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Other events

On June 24, 2025, ReNew Energy Global Plc (“ReNew”) announced that it has received proceeds from the solar and transmission project sale it had announced on June 9, 2025. The enterprise value of the sale transactions is ~$275 million, including net current assets, and excluding change-in-law proceeds. Additionally, up to ~$17 million is expected to be received as an earn-out on account of change-in-law proceeds after the payments are realized by the SPVs.

After the transfer of the outstanding debt to the buyer, the transaction will result in a cash inflow of approximately $80 million, including change-in-law proceeds for ReNew.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 24, 2025	RENEW ENERGY GLOBAL PLC

	By:	/s/ Kailash Vaswani
	Name:	Kailash Vaswani
	Title:	Chief Financial Officer